SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Keith Ogden

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A):	☐
	(B):	☒ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

1	Name of Reporting Persons AIM Universal Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A):	☐
	(B):	☒ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

1	Name of Reporting Persons StoneMor GP Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A):	☐
	(B):	☒ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,332,878 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,332,878 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,878 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.1% (3)

14	Type of Reporting Person (See Instructions) OO

(1)         This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         These common units representing limited partner interests (“Common Units”) are held by GP Holdings. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings.

(3)         This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

1	Name of Reporting Persons Matthew P. Carbone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A):	☐
	(B):	☒ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)         This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

1	Name of Reporting Persons Robert B. Hellman, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A):	☐
	(B):	☒ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,711

	8	Shared Voting Power 4,697,040 (2)

	9	Sole Dispositive Power 35,711

	10	Shared Dispositive Power 4,697,040 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,751

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 12.5% (3)

14	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 2,364,162 common units representing limited partner interests (“Common Units”) held by ACII and 2,332,878 Common Units held by GP Holdings. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings.

(3)	This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

Introduction.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014, February 12, 2016 and January 17, 2017 (as amended, the “Original Schedule 13D”). This Amendment No. 4 amends the Original Schedule 13D, as specifically set forth herein.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4.   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2018, StoneMor GP Holdings LLC, a Delaware limited liability company (“GP Holdings”), and Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), entered into a non-binding Memorandum of Understanding (the “MOU”) with Axar Capital Management, LP, a Delaware limited partnership (“Axar”), and pursuant to which each of Axar and ACII indicated on a non-binding basis, among other things, to support a corporate reorganization to transition the Issuer from a Delaware limited partnership into a newly formed Delaware corporation, to be named StoneMor Inc. whose common stock is expected to be listed for trading on the New York Stock Exchange. Pursuant to the MOU, Axar and ACII have indicated on a non-binding basis, provided that (i) the corporate reorganization is to be effected on the terms outlined in the MOU and is approved by the Conflicts Committee of the board of directors of the General Partner (the “Conflicts Committee”) and (ii) the terms of the settlement of the incentive distribution rights and the economic interest of the General Partner agreed to between the Conflicts Committee and each of ACII and GP Holdings are reasonably acceptable to Axar, to enter into voting agreements to vote their common units of the Issuer in favor of the corporate reorganization. In addition, the MOU contemplates certain post-conversion governance provisions relating to StoneMor Inc., including that the merger agreement for the corporate reorganization will provide for a nine member board of directors, with ACII having the right to designate two directors and Axar having the right to designate one director, so long as each holds specified amounts of common stock, as well as a standstill agreement to be entered into by each of Axar and ACII limiting their respective actions with respect to StoneMor Inc. so long as each has board representation. The MOU also contemplates that, if definitive agreements relating to the corporate reorganization are entered into, each of ACII and Axar will have the right to participate, pro rata, based on its respective ownership percentage of the outstanding equity, in future equity raises, if any, by the Issuer or StoneMor Inc.

The MOU may result in the Reporting Persons being deemed a “group” with Axar and certain of its affiliates (the “Axar Reporting Persons”) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Axar Reporting Persons separately report their beneficial ownership of the Common Stock on Schedule 13D filed with the SEC, including on August 1, 2018, and reference is hereby made to those filings for the beneficial ownership of each Axar Reporting Person and any changes thereto. Although the Reporting Persons and the Axar Reporting Persons may be deemed to be a “group” with each other within the meaning of Section 13(d) of the Exchange Act, the Reporting Persons and the Axar Reporting Persons do not believe that they are part of a group with the Axar Reporting Persons and expressly disclaim membership in any “group” with the Axar Reporting Persons.

The MOU is non-binding, and, as such, ACII and Axar have not made any final or contingent agreements, written or otherwise, in furtherance of any plan or purpose related to or in connection with the Issuer or its securities.

The foregoing description is a summary of the MOU, does not purport to be complete and is qualified in its entirety by reference to the full text thereof. The MOU, which is referenced as Exhibit H to this Schedule 13D, is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The description of the MOU set forth in Item 4 is incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit H: Non-Binding Memorandum of Understanding

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 1, 2018	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

August 1, 2018	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

EXHIBIT H

EXECUTION VERSION

July 31, 2018

RE: Memorandum of Understanding - Principal Terms and Conditions

To Andrew Axelrod:

StoneMor GP Holdings LLC (the “Company”), the sole member of StoneMor GP LLC, the general partner of StoneMor Partners L.P. (the “Partnership”), and Robert B. Hellman, Jr., in his capacity as the trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), are pleased to present this non-binding memorandum of understanding to outline the principal terms and conditions of a potential agreement (the “Transaction”) with Axar Capital Management LP or one of its affiliates (“Axar”) in connection with the proposed transition of the Partnership’s structure from a publicly traded master limited partnership to a newly formed Delaware C-corporation whose common stock would be listed for public trading on the New York Stock Exchange.

1.                          Term Sheet. The Transaction will be made in accordance with this memorandum of understanding (“MOU”) and the Term Sheet attached hereto as “Attachment A,” which is by this reference incorporated into and made a part of this MOU. To the extent there is any conflict between the Term Sheet and this MOU, this MOU shall control.

2.                          Expenses. Each of the parties to this MOU will be responsible for its own legal, consulting and advisory fees and other out-of-pocket expenses related to the due diligence, documentation, and negotiation of the Transaction.

3.                          Non-binding Nature. Except as to the provisions of paragraphs 2 through 8 (inclusive), which provisions are enforceable against the parties to this MOU in accordance with their terms (the “Binding Paragraphs”), the parties to this MOU agree that (i) this MOU sets forth the parties’ current understanding of agreements, which may be set out in a binding fashion in the definitive agreements with respect to the Transaction (the “Definitive Agreements”), which may be executed at a later date, (ii) this MOU does not create and is not intended to create a duty to negotiate in good faith toward Definitive Agreements and (iii) this MOU does not create and is not intended to create a binding and enforceable contract between the parties and may not be relied upon by either party as the basis for a contract by estoppel or otherwise, but rather evidences a non-binding expression of understanding to endeavor, without obligation, to negotiate the Definitive Agreements. Moreover, except with respect to the Binding Paragraphs, or as expressly provided in any Definitive Agreements, no past, present, or future action, course of conduct, or failure to act relating to the transactions contemplated by this MOU or relating to the negotiation of the terms of the Transaction by any party hereto or any of their respective affiliates will give rise to or serve as the basis for any obligation or other liability on the part of any such party or any of its affiliates. Without limiting the foregoing, the completion of the Transaction is conditioned upon (a) the receipt of necessary approvals and consents by the conflicts committee of the board of directors of the general partner of the Partnership and the requisite holders of limited partner interests of the Partnership and (b) the negotiation, execution and delivery of Definitive Agreements and related documentation.

1

4.                          Amendments. This MOU may be amended or modified only by a written agreement executed by all of the parties hereto.

5.                          No Other Agreements. This MOU and the Axar NDA set out the parties’ understanding as of this date, and there are no other written or oral agreements or understandings among the parties.

6.                          Governing Law; Waiver of Jury Trial. This MOU shall be governed by the laws of the State of Delaware without regard to the conflict of laws principles of such state. EACH PARTY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATING TO THIS MOU.

7.                          Counterparts. This MOU may be executed in any number of counterparts, which, taken together, shall constitute one and the same instrument.

8.                          Termination. Unless extended by mutual agreement of the parties, this MOU shall terminate on the earliest to occur of (i) the date of execution of the Definitive Agreements; and (ii) the written agreement of each of the parties hereto to terminate negotiations.

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If the terms and conditions of this MOU reflect our mutual understanding and intentions, please sign and return the enclosed counterpart of this MOU.

Very truly yours,

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Director

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC:

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Director

Accepted this 31st day of July, 2018

AXAR CAPITAL MANAGEMENT LP:

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Managing Member

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Attachment A

Term Sheet

Partnership:	StoneMor Partners L.P. (“StoneMor” or the “Partnership”)

Unitholders:

Axar Capital Management LP or one of its affiliates (“Axar”)

Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC (“ACII”)

Corporate Reorganization:

StoneMor proposes to undertake a series of transactions (the “Corporate Reorganization”) to transition its structure from a publicly traded master limited partnership to StoneMor Inc., a newly formed Delaware corporation (“StoneMor Inc.”). The Corporate Reorganization is to be accomplished through, among other transactions, (i) the contribution by StoneMor GP Holdings LLC (“GP Holdings”) of 100% of the equity interests in StoneMor GP LLC (“StoneMor GP”) to the Partnership, (ii) the cancellation of the incentive distribution rights held by StoneMor GP and related governance control represented by StoneMor GP’s general partner interest in the Partnership in exchange for such consideration as may be agreed upon by the conflicts committee (the “Conflicts Committee”) of the board of directors of StoneMor GP (the “Board”), on one hand, and ACII and GP Holdings, on the other hand, (iii) the cancellation of the 1.04% economic interest of StoneMor GP’s general partner in the Partnership in exchange for such consideration as may be agreed upon by the Conflicts Committee, on one hand, and ACII and GP Holdings, on the other hand, and (iv) a merger (the “Merger”) between the Partnership and a newly formed, wholly owned subsidiary of StoneMor Inc. pursuant to which each of the units representing limited partner interests in the Partnership (the “Common Units”) will be converted into the right to receive one share of common stock of StoneMor Inc. (the “Common Stock”), with the Partnership surviving such merger, if (x) such Corporate Reorganization is approved by the Conflicts Committee, (y) the agreement effecting the Merger and Corporate Reorganization contemplated thereby (the “Merger Agreement”) is approved by the requisite holders of the Common Units, and (z) all other requisite approvals are obtained. Upon consummation of the Corporate Reorganization, the Common Stock is expected to be listed for trading on the New York Stock Exchange (“NYSE”).

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Voting and Support Agreement:

Concurrently with the execution and delivery of the Merger Agreement, provided that the terms of the settlement of the incentive distribution rights and the economic interest of StoneMor GP agreed upon by the Conflicts Committee, on one hand, and ACII and GP Holdings, on the other hand, are reasonably acceptable to Axar, each of ACII and Axar will enter into a voting and support agreement with the Partnership (the “Voting and Support Agreement”) pursuant to which each of ACII and Axar will agree to, and to cause its affiliates to, (i) support and vote all limited partner interests in StoneMor held by it or its affiliates in favor of the Merger Agreement and the Merger and each other proposal forming part of the Corporate Reorganization and submitted to a vote of the holders of Common Units provided that the terms of such Merger Agreement, Merger and other proposals are substantially similar to the terms set forth herein, (ii) not transfer or otherwise dispose of any such limited partner interests until the earlier of the consummation of the Corporate Reorganization and the termination of the Merger Agreement, provided, however, that transfers between or among Axar and its affiliates or ACII and its affiliates are not subject to such limitation, and (iii) not bring any litigation or other proceeding challenging or seeking to enjoin the Merger or the Merger Agreement or any other proposal forming a part of the Corporate Reorganization. In addition, Axar (and ACII with respect to clause (a) below) will agree, and will cause its affiliates, except as expressly contemplated by the Voting and Support Agreement, not to (a) acquire additional equity interests in StoneMor, provided that, (i)(A) Axar and its affiliates may acquire equity interests in StoneMor if, following such transaction(s), Axar and its affiliates’ aggregate ownership in StoneMor does not exceed 19.99% of the issued and outstanding equity interests of StoneMor and (B) ACII and its affiliates may acquire equity interests in StoneMor if, following such transaction(s), ACII and its affiliates’ aggregate ownership in StoneMor does not exceed 19.99% of the issued and outstanding equity interests of StoneMor, and (ii) Axar, ACII and their respective affiliates shall have the right to participate pro rata, based on their respective ownership percentage of the issued and outstanding equity interests of StoneMor, in any equity capital raise of StoneMor or its affiliates, (b) seek representation on the Board, (c) participate in solicitations of proxies with respect to any voting securities of StoneMor, (d) make public announcements regarding business combinations or other extraordinary transactions, in each case involving StoneMor, (e) take any actions to control or influence management of StoneMor or the Board, (f) participate in, create or join any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of StoneMor or (g) publicly propose any of the foregoing.

2

The terms of the Voting and Support Agreement shall not limit, restrict or impair ACII’s, Axar’s or any of their respective affiliates’ ability, in connection with an action conducted with the approval of the Board (provided that no such approval shall be required with respect to clause (d) below), to directly or indirectly (a) propose, commit on, participate in and/or make a loan or other debt financing to StoneMor or any of its subsidiaries, (b) propose, commit on, participate in and/or provide debt financing to a prospective buyer regarding StoneMor or any of its subsidiaries or assets in a negotiated transaction with StoneMor, finance a third party’s effort to make a loan or other debt financing to StoneMor or any of its subsidiaries in a negotiated transaction with StoneMor or any of its subsidiaries, (c) participate in any process conducted pursuant to which StoneMor or any of its subsidiaries proposes to issue any additional equity interests, arrange for any debt financing or in which any of the businesses or assets of StoneMor or any of its subsidiaries are proposed to be sold or otherwise disposed of, in each case in accordance with the parameters of such process, or (d) purchase debt of StoneMor or its subsidiaries in secondary market transactions. The term “debt” as used in this paragraph shall include, without limitation, institutional debt (bank or otherwise), commercial paper, notes, debentures, bonds, other evidences of indebtedness, and debt securities, but shall not include any debt convertible or exchangeable for equity.

Subject to the Axar NDA and any exceptions mutually agreed upon by the parties in a customary confidentiality provision in the Voting and Support Agreement, nothing in the Voting and Support Agreement shall be deemed to in any way restrict, limit or prevent Axar or its affiliates or ACII or its affiliates (other than StoneMor GP or StoneMor and its subsidiaries) from: (a) communicating, on a confidential basis, with its attorneys, accountants or financial advisors; (b) communicating privately with its or its affiliates’ investors or potential investors in a manner that (i) is consistent with ordinary course communications with their investors or potential investors, (ii) instructs the recipient that the communications are to be maintained in confidence and are not permitted to be disseminated publicly and (iii) does not otherwise violate any applicable laws; or (c) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over it or its affiliates or StoneMor, as the case may be (subject to providing reasonable advance notice to StoneMor where possible, and reasonably considering any comments of such parties).

The Voting and Support Agreement will automatically terminate upon the earlier to occur of (x) the consummation of the Corporate

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Reorganization and (y) the termination of the Merger Agreement.

Governance:

Immediately following the Corporate Reorganization, the board of directors of StoneMor Inc. (the “StoneMor Inc. Board”) will consist of 9 members, divided into three classes, with each class equal in number, and serving staggered three year terms. The composition of the StoneMor Inc. Board will satisfy the requirements of any applicable securities laws or exchange regulations, including without limitation with respect to independence and financial management expertise. Five of the directors of the StoneMor Inc. Board shall be independent directors. ACII shall consult with Axar concerning the initial composition of the StoneMor Inc. Board, including the selection of independent directors.

Following the Corporate Reorganization, the StoneMor GP shall take (or refrain from taking) actions with respect to StoneMor or any of its affiliates as may be approved or directed by the StoneMor Inc. Board.

The Merger Agreement will provide that the initial StoneMor Inc. Board will include: (a) two identified directors designated by ACII (the “ACII Directors”), with one serving in the class eligible for reelection at the annual meeting to be held in 2020 and one serving in the class eligible for reelection at the annual meeting to be held in 2021; (b) one identified director designated by Axar (the “Axar Director”) serving in the class eligible for reelection at the annual meeting to be held in 2021; and (c) the Chief Executive Officer. The Axar Director may be an employee of Axar.

Concurrently with the execution and delivery of the Merger Agreement, StoneMor Inc., ACII and Axar will enter into a director nomination and voting agreement (the “Nomination and Director Voting Agreement”) providing that so long as ACII and its affiliates own at least 50% of the Common Stock they owned immediately following the consummation of the Merger, ACII shall be entitled to nominate an individual to fill any ACII Director seat eligible for reelection for up to a maximum of two ACII Directors serving on the StoneMor Inc. Board immediately following such election; provided that, if ACII and its affiliates own at least 33% but less than 50% of the Common Stock they owned immediately following the consummation of the Merger, ACII shall designate one ACII Director not to stand for reelection at the applicable annual meeting and ACII shall only be entitled to nominate an individual to fill an ACII Director seat eligible for reelection up to a maximum of one ACII Director serving on the StoneMor Inc. Board immediately following such election; provided, further, that if ACII and its affiliates own less than 33% of the Common Stock they owned immediately following

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the consummation of the Merger, ACII’s nomination rights shall immediately terminate. The Nomination and Director Voting Agreement shall also provide that so long as Axar and its affiliates own at least 33% of the Common Stock they owned immediately following the consummation of the Merger, Axar shall be entitled to nominate an individual to fill any Axar Director seat eligible for reelection up to a maximum of one Axar Director serving on the StoneMor Inc. Board immediately following such election, provided that, if Axar and its affiliates own less than 33% of the Common Stock they owned immediately following the consummation of the Merger, Axar’s nomination rights shall immediately terminate.

Each such nominee shall be suitable as determined by the StoneMor Inc. Board or the appropriate committee thereof in accordance with the customary standards of suitability for directors of NYSE listed companies.

StoneMor Inc. will agree to use its commercially reasonable efforts to cause the stockholders of StoneMor Inc. to elect the nominees designated by ACII or Axar, as applicable, to the StoneMor Inc. Board. So long as Axar is subject to the standstill agreement referred to below, Axar will agree to support and vote in favor of ACII’s StoneMor Inc. Board nominees and not to grant any proxy or enter into any voting arrangement with respect to any StoneMor Inc. securities to the extent in conflict with the provisions of the Nomination and Director Voting Agreement. So long as ACII is subject to the standstill agreement referred to below, ACII will agree to support and vote in favor of Axar’s StoneMor Inc. Board nominees and not to grant any proxy or enter into any voting arrangement with respect to any StoneMor Inc. securities to the extent in conflict with the provisions of the Nomination and Director Voting Agreement.

Each of Axar and ACII will also agree to a customary standstill during the period beginning on the consummation of the Corporate Reorganization and ending on the three year anniversary thereof (or such earlier date that: (i) ACII or Axar, as applicable, no longer has the right to nominate any directors to the StoneMor Inc. Board or no longer has any of its designees on the StoneMor Inc. Board (it being understood that the standstill shall terminate 30 days following the delivery by all ACII or Axar designees on the StoneMor Inc. Board of notices of immediate effective resignation from the StoneMor Inc. Board); and (ii) StoneMor Inc., or any of its affiliates or agents, materially breaches or takes any action challenging the validity or enforceability of the Nomination and Director Voting Agreement).

Each of ACII and Axar shall also agree, during the standstill period, not to, and to cause its affiliates not to (except as expressly contemplated by the Nomination and Director Voting Agreement), (a) acquire additional equity interests in StoneMor Inc., provided that, (i)

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Axar and its affiliates may acquire equity interests in StoneMor Inc. if, following such transaction(s), Axar and its affiliates’ aggregate ownership in StoneMor Inc. does not exceed 19.99% of the issued and outstanding equity interests of StoneMor Inc. (ii) ACII and its affiliates may acquire equity interests in StoneMor Inc. if, following such transaction(s), ACII and its affiliates’ aggregate ownership in StoneMor Inc. does not exceed 19.99% of the issued and outstanding equity interests of StoneMor Inc. and (iii) Axar, ACII and their respective affiliates shall have the right to participate pro rata, based on their respective ownership percentage of the issued and outstanding equity interests of StoneMor Inc., in any equity capital raise of StoneMor Inc. or its affiliates, (b) seek representation on the StoneMor Inc. Board, (c) participate in solicitations of proxies with respect to any voting securities of StoneMor Inc., (d) make public announcements regarding business combinations or other extraordinary transactions, in each case involving StoneMor Inc., (e) take any actions to control or influence management of StoneMor Inc. or the StoneMor Inc. Board other than as contemplated by the Nomination and Director Voting Agreement, (f) participate in, create or join any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of StoneMor Inc. or (g) publicly propose any of the foregoing; provided, however, that none of the foregoing shall be read to prohibit ACII and its affiliates from providing StoneMor Inc. or its affiliates assistance with operational and managerial matters, financial advisory services, or services through representation on the Board or any committee thereof, in each case as consistent with past practices.

The terms of the standstill agreement shall not limit, restrict or impair ACII’s, Axar’s or any of their respective affiliates’ ability, in connection with an action conducted with the approval of the StoneMor Inc. Board (provided that no such approval shall be required with respect to clauses (d) or (e) below), to directly or indirectly (a) propose, commit on, participate in and/or make a loan or other debt financing to StoneMor Inc. or any of its subsidiaries, (b) propose, commit on, participate in and/or provide debt financing to a prospective buyer regarding StoneMor Inc. or any of its subsidiaries or assets in a negotiated transaction with StoneMor Inc., finance a third party’s effort to make a loan or other debt financing to StoneMor Inc. or any of its subsidiaries in a negotiated transaction with StoneMor Inc. or any of its subsidiaries, (c) participate in any process conducted pursuant to which StoneMor Inc. or any of its subsidiaries proposes to issue any additional equity interests, arrange for any debt financing or in which any of the businesses or assets of StoneMor Inc. or any of its subsidiaries are proposed to be sold or otherwise disposed of, in each case in accordance with the parameters of such process, (d) submit a proposal to the StoneMor Inc. Board relating to

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the acquisition of all or substantially all of StoneMor Inc. and its subsidiaries if StoneMor Inc. has entered into a definitive agreement with respect to the sale of all or substantially all of StoneMor Inc. and its subsidiaries or (e) purchase debt of StoneMor Inc. or its subsidiaries in secondary market transactions. The term “debt” as used in this paragraph shall include, without limitation, institutional debt (bank or otherwise), commercial paper, notes, debentures, bonds, other evidences of indebtedness, and debt securities, but shall not include any debt convertible or exchangeable for equity.

Subject to any exceptions mutually agreed upon by the parties in a customary confidentiality provision in the Nomination and Director Voting Agreement, nothing shall be deemed to in any way restrict, limit or prevent any of ACII, Axar, any of their respective affiliates (other than StoneMor Inc. and its subsidiaries) or, with respect to clause (e) below, any ACII Director or Axar Director from: (a) communicating, on a confidential basis, with its attorneys, accountants or financial advisors; (b) communicating privately with any of its or its affiliates’ respective investors or potential investors in a manner that (i) is consistent with ordinary course communications with their investors or potential investors, (ii) instructs the recipient that the communications are to be maintained in confidence and are not permitted to be disseminated publicly and (iii) does not otherwise violate any applicable laws; (c) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over ACII, Axar, any of their respective affiliates or StoneMor Inc., as the case may be (subject to providing reasonable advance notice to StoneMor Inc. where possible, and reasonably considering any comments of such parties); (d) selling or tendering any equity interests in StoneMor Inc. or its affiliates; or (e) taking any action consistent with such ACII Director’s or Axar Director’s fiduciary duties under applicable law in connection with its role on the StoneMor Inc. Board.

Management Equity

Certain members of StoneMor management hold equity interests in StoneMor through membership interests in GP Holdings. Upon consummation of the Corporate Reorganization, GP Holdings shall cause the Common Stock attributable to management’s membership interests in GP Holdings to be distributed to management.

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Affiliate Transactions:

Neither StoneMor Inc. nor any of its subsidiaries shall enter into any affiliate transactions, unless such transactions are entered into on an arm’s length basis and are approved by a majority of the disinterested directors.

Registration Rights:

Concurrently with the execution and delivery of the Merger Agreement, StoneMor Inc., ACII and Axar will enter into a Registration Rights Agreement providing each of ACII and Axar with customary demand and piggyback registration rights in connection with the public offering of Common Stock.

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